[redacted]

11018611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2011

SEC FILE NUMBER
8-21373

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli & Company, Inc.**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

One Corporate Center
(No. and street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. LaPointe **(914) 921-7763**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/2011

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Diane M. LaPointe**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Gabelli & Company, Inc.**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Diane M LaPointe

Signature

Financial & Operations Principal

Title

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5/21/2011

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)
(SEC I.D. No. 8-21373)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2010 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2010

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Gabelli & Company, Inc.
Rye, New York

We have audited the accompanying statement of financial condition of Gabelli & Company, Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2011

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$21,636,954
Securities owned, at fair value	2,001,009
Receivables from brokers and clearing organizations	263,941
Distribution fees receivable	2,956,292
Receivables from affiliates	286,849
Deposit with clearing organization	100,000
Deferred sales commissions	2,074,751
Fixed assets, net of accumulated depreciation of $53,540	27,776
Other assets	466,331
Total assets	$29,813,903
Liabilities and stockholder's equity	
Compensation payable	$ 3,865,243
Distribution costs payable	5,800,267
Income taxes payable (including deferred taxes of $806,609)	1,815,604
Payables to affiliates	24,869
Accrued expenses and other liabilities	615,490
Total liabilities	12,121,473
Stockholder's equity:	
Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	5,883,980
Retained earnings	11,808,448
Total stockholder's equity	17,692,430
Total liabilities and stockholder's equity	$29,813,903

See accompanying notes.

A. Organization and Business Description

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company's revenues are derived primarily from the distribution of Gabelli and GAMCO mutual funds ("Funds" or "Fund") advised by Gabelli Funds, LLC and Teton Advisors, Inc., brokerage commissions, underwriting fees and selling concessions. Gabelli Funds, LLC is a subsidiary of GBL, and Teton Advisors, Inc. is majority-owned by GGCP Holdings LLC, which is also the majority shareholder of GBL. The Company provides institutional investors and investment partnerships with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. The team of sell-side analysts follow economic sectors on a global basis and are bottom-up stock pickers, recommending companies that trade at significant discounts to Private Market Value ("PMV"). PMV investing is a disciplined, research-driven approach based on the extensive use of security analysis. In this process, the Company carefully selects stocks whose intrinsic value, based on the Company's estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. The Company then calculates the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business. The research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

The Company distributes Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with an open-end Fund, the Company offers and sells such open-end Fund shares on a continuous basis and pays:

- all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature,
- advertising and maintaining sales and customer service personnel and sales and services fulfillment systems,
- and payments to the sponsors of third-party distribution programs, financial intermediaries and the Company sales personnel.

The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940 ("Investment Company Act"). The Company is the principal underwriter for Funds distributed in multiple classes of shares which carry either a front-end or back-end sales charge.

A. Organization and Business Description (continued)

Under the distribution plans, the open-end Class AAA shares of the Funds (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A and V shares of various Funds pay the Company a distribution or service fee of .25% per year (except the Class A shares of the GAMCO Westwood Funds and Gabelli Enterprise Mergers & Acquisitions Fund which pay .50% and .45% per year, respectively, and the GAMCO Westwood Intermediate Bond Fund which pays .35%) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The Company's distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Fund's Board of Directors or Trustees or (ii) the Fund's shareholders and, in either case, the vote of a majority of the Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliate companies. The Company is also involved in syndicated underwriting activities. It participates in syndicated underwritings of public equity and debt offerings managed by major investment banks. Finally, the Company also has investment income generated from its proprietary trading activities.

The Company's principal market is in the United States.

A. Organization and Business Description (continued)

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company classifies investments in an affiliated money market mutual fund as cash equivalents.

Securities Owned, at Fair Value

Securities owned, at fair value, including common stocks and mutual funds, are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") guidance. All securities transactions and transaction costs are recorded on a trade date basis.

FASB guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. All of the instruments within securities owned, at fair value are measured at fair value.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents, listed mutual funds, and common stocks.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes common stocks that have inputs to the valuations that can be generally corroborated by observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These assets include infrequently traded common stocks.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3.

In the absence of a closing price, an average of the bid and ask is used. Bid prices reflect the highest price that the market is willing to pay for an asset. Ask prices represent the lowest price that the market is willing to accept for an asset.

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

Cash equivalents - Cash equivalents consists of an affiliated money market mutual fund which is invested solely in U.S. Treasuries, are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

Securities owned, at fair value - Securities owned, at fair value are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities categorized in Level 2 investments are valued using other observable inputs. Infrequently traded investments are included in Level 3 of the fair value hierarchy because significant inputs to measure fair value are unobservable.

Deferred Sales Commissions

Sales commissions paid to broker-dealers in connection with the sale of certain classes of shares of open-end Funds are generally capitalized and amortized over periods from 1 to 8 years, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. As of July 27, 2004, one of the classes which generate deferred sales commissions, Class B Shares, are available only through exchange of Class B Shares of other Funds distributed by the Company. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges and early withdrawal charges received from redeeming shareholders of these funds are generally applied to reduce the Company's unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

B. Significant Accounting Policies (continued)

Deferred Sales Commissions (continued)

The Company evaluates the carrying value of its deferred sales commission asset for impairment on a quarterly basis. In its impairment analysis, the Company compares the carrying value of the deferred sales commission asset to the undiscounted cash flows expected to be generated by the asset in the form of distribution fees over the remaining useful life of the deferred sales commission asset to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value based on the discounted cash flows. There was no impairment charge in 2010.

Receivables from Brokers and Clearing Organizations

Commission revenue, sales manager fees and related clearing charges are recorded on a trade-date basis, and amounts receivable are included in receivables from brokers and clearing organizations.

Distribution Fees Receivable and Distribution Costs Payable

Distribution plan fees are computed daily based on average net assets and accrued for during the period in which they are earned. Distribution costs are accrued as they are incurred and paid to the sponsors of third-party distribution programs and financial intermediaries.

Receivables from Affiliates

Receivables from affiliates principally include net excess expense reimbursements receivable from Gabelli Funds, LLC. See Note C.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of five to seven years.

B. Significant Accounting Policies (continued)

Income Taxes

Income tax expense is based on pre-tax income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax related to uncertain tax positions is determined under the guidance as prescribed by FASB, which requires assessment of whether a tax position has met the more-likely-than-not recognition threshold and the recording of a liability for those positions which do. Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates at which they are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Fair Values of Financial Instruments

The carrying amounts of all assets and liabilities in the Statement of Financial Condition approximate their fair values.

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In June 2009, the FASB issued guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its Statement of Financial Condition about a transfer of financial assets; the effects of a transfer on its financial position; and a transferor's continuing involvement, if any, in transferred financial assets. This guidance is effective for Statements of Financial Condition issued for fiscal years beginning after November 15, 2009 and shall be applied prospectively. Early adoption is prohibited. The Company adopted the applicable guidance on January 1, 2010 with no impact to the Statement of Financial Condition.

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In January 2010, the FASB issued guidance to improve disclosures about fair value measurements. The guidance affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. The guidance requires new disclosures regarding transfers in and out of Level 1 and 2 fair value measurements and activity related to Level 3 fair value measurements. In addition, the guidance clarifies existing fair value disclosure requirements related to the level of disaggregation of assets and liabilities and the valuation techniques and inputs used. This update is effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The Company adopted the applicable guidance on January 1, 2010 without a material impact to the financial statement disclosures.

In July 2010, the FASB issued guidance to improve disclosures about an entity's allowance for credit losses and the credit quality of its financing receivables. The guidance affects all entities. The guidance requires the entity to disclose the nature of credit risk inherent in the entity's portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for those changes in the allowance for credit losses. This update is effective for annual reporting periods ending on or after December 15, 2010, except for the disclosures about activity that occurs during a reporting period which is effective for annual reporting periods beginning on or after December 15, 2010. The application of the applicable guidance is not material to the Statement of Financial Condition.

C. Related Party Transactions

At December 31, 2010, the Company had an investment of $21,633,221 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2010, the Company earned approximately 68% of its commission revenue from transactions executed on behalf of Funds and private wealth management clients advised by GAMCO Asset Management Inc.

C. Related Party Transactions (continued)

During 2010, the Company participated as agent in the secondary offerings of The Gabelli Global Gold, Natural Resources & Income Trust ("GGN").

The Company serves as the principal distributor for the Funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. In connection with its role as principal distributor, the Company has distribution fees receivable of $2,956,292 at December 31, 2010. These fees were collected in January 2011.

Gabelli Funds, LLC and Teton Advisors, Inc. have agreed to reimburse the Company for distribution costs and other attributable expenses in excess of the distribution fees received from the Funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. on a Fund-by-Fund basis. When distribution fees subsequently exceed distribution costs for a given Fund, the Company has agreed to refund Gabelli Funds, LLC and Teton Advisors, Inc. up to the cumulative amount previously reimbursed to the Company for distribution costs in excess of distribution fees received. Once the Company refunds all the previously collected reimbursed expenses, the Company will no longer be entitled to future reimbursements. Through December 31, 2010, the total cumulative amount reimbursable to Gabelli Funds, LLC and Teton Advisors, Inc. pursuant to this net excess expense reimbursement arrangement was $5,861,141, which may be payable in the future only if and when distribution fees, on a Fund-by-Fund basis, exceed distribution costs.

The Funds reimburse the Company an approved number of basis points, which is determined by the Funds' Board of Directors quarterly, on certain No Transaction Fee ("NTF") mutual fund assets. At December 31, 2010, the related receivable was $54,000 and is included in receivables from affiliates in the Statement of Financial Condition.

The Company pays GBL a monthly management fee equal to 20% of the Company's pretax profits before consideration of this fee. The Company also pays GBL an administrative management fee of 2.75% of total brokerage income. The Company also pays or receives from GBL the amount of its portion of the consolidated current tax expense or benefit, respectively. See Note G for details.

On December 5, 1997, GBL entered into a fifteen-year lease, expiring on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the children of the GBL Chairman. On September 15, 2008, GBL modified and extended this lease to December 31, 2023.

D. Securities Owned, at Fair Value

Securities owned are recorded at fair value and consist of the following at December 31, 2010:

Common stocks	$ 1,932,521
Mutual funds	68,488
Total	$ 2,001,009

E. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2010 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2010

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Cash equivalents	$21,633,221	$ -	$ -	$21,633,221
Common stocks	1,931,746	10	765	1,932,521
Mutual funds	68,488	-	-	68,488
Total assets at fair value	$23,633,455	$ 10	$ 765	$23,634,230

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis for the year ended December 31, 2010

Assets	Beginning Balance	Total Realized and Unrealized Gains or (Losses)	Purchases and Sales, net	Net Transfers In and/or (Out) of Level 3	Ending Balance
Common Stocks	$ 1,650	$ (885)	$ -	$ -	$ 765

During the year ended December 31, 2010, the Company did not reclassify investments across any levels.

F. Retirement Plan

The Company participates in an incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

G. Income Taxes

The Company is included in the consolidated U.S. Federal, State, and Local income tax returns of GBL. The Company's Federal, State, and Local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

As of December 31, 2010, the Company's gross unrecognized tax benefits were $114,530, of which $74,445, if recognized, would affect the Company's effective tax rate. The amount is included in income taxes payable on the Statement of Financial Condition.

A reconciliation of the change in unrecognized tax benefits for the year ended December 31, 2010 is as follows:

Balance at January 1, 2010	$ 85,895
Additions based on tax positions related to the current year	27,185
Additions based on tax positions related to the prior year	1,450
Balance at December 31, 2010	$ 114,530

The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $38,241 for interest and penalties as of December 31, 2010. The amount is included in income taxes payable on the Statement of Financial Condition.

As of December 31, 2010, management has not identified any potential material subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company remains subject to income tax examination by the Internal Revenue Service for years after 2006 and state examinations for years after 2000.

The Company has a deferred tax liability of $806,609 related primarily to the amortization of deferred sales commissions, unrealized gain on securities owned, deferred compensation, and other timing differences in the recognition of income and expenses for tax and financial reporting purposes.

H. Stockholder's Equity

On April 7, 2010, the Company declared a dividend to its sole shareholder, Gabelli Securities, Inc., of $8,000,000. The dividend was paid on April 13, 2010.

I. Guarantees, Contingencies, and Commitments

As described in Note A, the Company has agreed to indemnify the clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2010, the total amount of customer balances subject to indemnification (i.e. unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions. These actions may seek substantial compensatory as well as punitive damages. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse outcomes including fines, injunctions or other relief. The Company cannot predict the ultimate outcome of such matters.

J. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $11,203,833, exceeding the required amount of $250,000 by $10,953,833 at December 31, 2010. There were no subordinated borrowings at anytime during the year ended December 31, 2010.

K. Subsequent Events

GAMCO Investors, Inc., the parent company of the Company's parent, has filed an application for the establishment of a new broker dealer. It is contemplated that this new broker dealer would become the distributor of the affiliated mutual funds which Gabelli & Company currently distributes. If that does occur, a meaningful portion of the Company's revenue and expense would no longer accrue to the Company. Detailed arrangements of how and when this change to the distribution activities would occur are still being finalized. Any change to the distribution of these funds would require approval by each fund's board of directors.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2011

Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580

In planning and performing our audit of the financial statements of Gabelli & Company, Inc. (the "Company") as of and for the year ended December 31, 2010 on which we issued our report dated February 22, 2011 and such report expressed an unqualified opinion on those financial statements, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP